BEIJING	1625 Eye Street, NW	NEWPORT BEACH
BRUSSELS	Washington, D.C. 20006-4001	NEW YORK
CENTURY CITY		SAN FRANCISCO
HONG KONG	TELEPHONE (202) 383-5300	SHANGHAI
LONDON	FACSIMILE (202) 383-5414	SILICON VALLEY
LOS ANGELES	www.omm.com	TOKYO

June 9, 2008
VIA EDGAR AND BY FACSIMILE
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
OUR FILE NUMBER
954,120-061
WRITER’S DIRECT DIAL
(202) 383-5149
WRITER’S E-MAIL ADDRESS
rplesnarski@omm.com

Re:	Yahoo! Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed June 3, 2008 File No. 000-28018
Dear Mr. Duchovny:
     On behalf of Yahoo! Inc. (the “Company”), this letter sets forth the Company’s response to the comments that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated to me by telephone on June 6, 2008 regarding the Company’s above-referenced Preliminary Proxy Statement, as amended on June 3, 2008 pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 (as so amended, the “Preliminary Proxy Statement”). For the convenience of the Staff, each comment communicated by the Staff is summarized in italics prior to the Company’s response to such comment.
1.	The Staff requested that disclosure be added to the Company’s proxy statement to quantify the range of potential cost of severance payments to the Company’s employees under its two Change in Control Severance Plans, with the potential cost calculated using the closing price of the Company’s common stock on June 5, 2008 and with the largest (i.e., worst case) potential payout included as part of the range.
Response: To the extent that the basis for the Staff’s comment is Rule 14a-9 promulgated under the Securities Exchange Act of 1934 (which requires inclusion in any proxy statement of such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading), the Company respectfully submits that the Preliminary Proxy Statement

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Daniel F. Duchovny, June 9, 2008 — Page 2
does not contain any information that is made misleading by the absence of additional disclosure regarding the potential cost of severance payments to the Company’s employees under its two Change in Control Severance Plans.
The Company also does not believe that it would be appropriate, in any circumstance, to add disclosure of the potential cost of severance payments under the Company’s Change in Control Severance Plans assuming “ALL” employees are terminated. It is extremely unlikely that all of the Company’s employees would terminate employment following a change in control. Accordingly, disclosure of the potential cost of the Change in Control Severance Plans under such circumstances would essentially be meaningless to the Company’s stockholders, and instead would serve only as an imaginary arguing point between the Company and the proxy contestants.
With respect to disclosure of the range of potential severance benefits, the Company respectfully submits that it would also be misleading to disclose cost estimates based on arbitrary assumptions and other factors necessary for purposes of calculating the potential cost of severance payments. For example, the amount of severance payments under the Change in Control Severance Plans is dependent on a number of unknown facts and variables, including the following: (i) the number of employees that terminate employment within the two years following a change in control; (ii) whether each termination is without cause or by the employee for good reason; (iii) each such employee’s job level and base salary; (iv) the number of stock options, restricted stock units and other equity-based awards held by each such employee on their respective severance date, the portion of those awards that are not otherwise vested on that date, and the exercise price of any such awards; (v) the market price of the Company’s common stock at the time such awards are ultimately exercised or paid, as the case may be; (vi) the length and level of reimbursement for health care benefits and outplacement services utilized by each such employee; and (vii) any applicable reduction in benefits based on Internal Revenue Code Section 280G. Further, the number and level of employees that would ultimately terminate employment depend upon the intentions of the party effecting the change in control, and could vary significantly from party to party. (The Company submits that the circumstances following a change in control effected by the Icahn Entities (as defined in the Preliminary Proxy Statement) could be substantially different than a change in control effected by a purchase of the entire company.) Consequently, the cost figures are not readily determinable, and in any case would be inherently speculative.
In light of the foregoing, the Company respectfully submits that any presentation of total potential costs of the Change in Control Severance Plans (even if based on a set of stated assumptions) would be misleading to the Company’s stockholders as it would almost be certain to overstate or understate by a significant amount the actual costs incurred by the Company. Instead, the Company believes that the disclosure presently included in the Preliminary Proxy Statement (i.e., the narrative disclosure of the benefits payable under the Change in Control Severance Plans, together with the estimates of such benefits payable to the Company’s named executive officers), together with the Company’s

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Daniel F. Duchovny, June 9, 2008 — Page 3
headcount, expense and equity award data included in the Company’s Annual Report on Form 10-K, as amended, that will accompany the Company’s definitive proxy statement, provides the Company’s stockholders with the appropriate level and detail of information.
2.	The Staff noted that the voting instruction form submitted in response to prior comment number 4 appears to be a proxy card rather than a voting instruction form. The Staff requested that the form be revised to conform to guidance previously provided by the Staff in another context to Broadridge Financial Solutions, Inc. (“Broadridge”).
Response: On Friday afternoon, June 6, 2008, I participated in a conference call with you and representatives from Broadridge regarding the voting instruction form. Based on that call, the Company understands that Broadridge will submit directly to the Staff a revised voting instruction form that conforms to the Staff’s previous guidance.
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     We appreciate the Staff’s comments and its prompt attention to these matters. Please contact the undersigned at (202) 383-5149 or (202) 383-5414 (facsimile) with any questions or comments regarding this letter.

Very truly yours,
/s/ Robert T. Plesnarski

Robert T. Plesnarski of O’MELVENY & MYERS LLP

cc:	Matthew Crispino
Securities and Exchange Commission

Michael J. Callahan, Executive Vice President, General Counsel and Secretary
Yahoo! Inc.

Marc R. Packer
Skadden, Arps, Slate, Meagher & Flom LLP

J. Jay Herron, Esq. Thomas J. Leary, Esq.
O’Melveny & Myers LLP